Press release

[redacted]

ORKLA

www.orkla.no
P.O. Box 423 Skøyen, NO-0213 E-mail: info@orkla.no

Ref.: SVP Communications Ole Kristian Lunde Tel.: +47-2254 4431
SVP Investor Relations Rune Helland Tel.: +47-2254 4411

Date: 14 February 2008

A good year financially, but weaker market conditions towards year-end

Orkla's operating revenues totalled NOK 63.9 billion in 2007 (up from NOK 52.7 billion in 2006). EBITA ended at NOK 5.1 billion, on a par with 2006, while strong financial results caused pre-tax profit to reach NOK 10.1 billion (NOK 8.5 billion). Fourth-quarter operating revenues totalled NOK 18.1 billion (NOK 14.6 billion), and EBITA was NOK 1.2 billion (NOK 1.7 billion).

"Orkla considerably moved its positions forwards in 2007. The Group strengthened its position in the solar energy industry by increasing its shareholding in REC and investing in a new production plant for Elkem Solar. Through the merger of Sapa's and Alcoa's aluminium extrusion operations, the Group substantially reinforced its business platform in this sector. Orkla is well positioned for further growth," says Group President and CEO Dag J. Opedal.

Earnings per share increased by 19 per cent to NOK 8.2, (in 2006 NOK 6.9 excluding the sale of the media business). Orkla pursues a dividend strategy based on a relatively stable increase in dividends, considering the Group's financial situation. In line with this strategy, the Board of Directors proposes to pay an ordinary dividend for 2007 of NOK 2.25 per share, which is an increase of 12.5 % compared with 2006.

The 21 per cent increase in the Group's operating revenues for 2007 is largely ascribable to the merged extrusion business, where new business contributed approx. NOK 7.6 billion in the last seven months of 2007.

Among the Group's other businesses, Borregaard's chemical business, Elkem's silicon business and Orkla Brands achieved satisfactory growth, while parts of Orkla Foods reported lower growth than their targets.

Orkla's Financial Investments area also reported good value growth, achieving a return of 16.2 per cent for the year. It thereby outperformed both the Morgan Stanley Nordic Index and the Oslo Stock Exchange Benchmark Index, which had a return of 11.7 and 11.5 per cent, respectively.

– // –

Fakta og bakgrunn: www.orkla.no. Illustrasjoner: Gå til www.orkla.no, velg Nyheter / Illustrasjoner. Her kan du laste ned Orklas logo, bilder av Orkla-ledelsen og andre illustrasjonsbilder.

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.12. 2007	1.1.-31.12. 2006	1.10.-31.12. 2007	1.10.-31.12. 2006
Operating revenues	**63,867**	52,683	**18,135**	14,580
Operating expenses	**(56,729)**	(45,800)	**(16,394)**	(12,465)
Depreciations and write-downs property, plant and equipment	**(2,026)**	(1,799)	**(522)**	(463)
Amortisation intangible assets	**(230)**	(216)	**(63)**	(57)
Restructuring and significant impairments	**(814)**	(388)	**(385)**	(388)
Operating profit	**4,068**	4,480	**771**	1,207
Profit from associates	**848**	289	**5**	118
Dividends	**1,076**	769	**357**	52
Gains and losses/write-downs Share Portfolio	**3,627**	3,271	**337**	1,716
Financial items, net	**440**	(284)	**(203)**	(128)
Profit before taxes	**10,059**	8,525	**1,267**	2,965
Taxes	**(1,614)**	(1,346)	**(207)**	(345)
Profit after taxes	**8,445**	7,179	**1,060**	2,620
Discontinued operations	**0**	4,109	**0**	(35)
Profit for the period	**8,445**	11,288	**1,060**	2,585
Minority interests' share of profit	**46**	52	**(50)**	17
Profit attributable to equity holders	**8,399**	11,236	**1,110**	2,568
Profit before tax, Industry division	**4,579**	4,150	**414**	1,020
Profit before tax, Orkla Financial Investments	**5,480**	4,375	**853**	1,945
Earnings per share (NOK)	**8.2**	10.9	**1.1**	2.5
Earnings per share diluted (NOK)	**8.1**	10.9	**1.1**	2.5
Earnings per share diluted (NOK)*	**9.0**	7.3	**1.5**	2.8

* Excl. amortisation, restructuring and significant impairments and discontinued operations

Fakta og bakgrunn: www.orkla.no. Illustrasjoner: Gå til www.orkla.no, velg Nyheter / Illustrasjoner. Her kan du laste ned Orklas logo, bilder av Orkla-ledelsen og andre illustrasjonsbilder.

ORKLA

Growth platform strengthened in 2007



Fourth quarter and full year results 2007
14 February 2008

Agenda

- Highlights and strategy — Dag J. Opedal
- Financial performance Q4 and full year 2007 — Terje Andersen
  - Orkla Financial Investments
  - Orkla Materials
  - Orkla Associates
- Orkla Branded Consumer Goods — Torkild Nordberg
- Orkla Aluminium Solutions — Ole Enger
- Q & A

2007 in brief
- Financial performance

<u>Change compared with 2006:</u>

- Adjusted EPS, NOK 8.1 +23 %
- Profit before tax, NOK 10.1 billion +18 %
- EBITA, NOK 5.1 billion +1 %

<u>Annual return:</u>

- Share performance, dividend reinvested 52.4 %
- Return on Capital Employed, Industry division 12.4 %
- Return on Share Portfolio 16.2 %

ORKLA

2007 in brief
– positions substantially moved forward

- Increased exposure to the solar industry
  - Holding in REC increased to 39.73 % (average cost NOK 50 per share)
  - Elkem Solar plans for commercialisation by the end of 2008
- Orkla and Alcoa create world leading aluminium extrusion company
- Realisation of portfolio gains in strong markets
- Sale of Orkla Media completed

ORKLA

Q4-07 – Operational issues

- Performance as expected for Orkla Branded Consumer Goods
  - Action plan on track
- Sapa-merger progressing according to plan
  - Weaker markets and one-off costs for Sapa Profiles
- Profit in Primary Aluminium negatively impacted by weaker USD and higher raw material costs
- More challenging trading conditions at turn of the year

ORKLA

Growth in EPS 1995-2007

(excl. Carlsberg Breweries NOK 12.1 in 2004 and Orkla Media NOK 4.0 in 2006)


1.3
1.7
2.4
1.3
1.6
3.4
2.1
1.5
1.8
2.9
5.6
6.9
8.1
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004*
2005
2006*
2007

ORKLA

Dividend strategy- predictability and stability


0.80+5.00
0.19
0.23
0.27
0.32
0.39
0.41
0.50
0.60
0.65
0.68
0.90+1.00
1.50
2.00
2.25
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007*
Ordinary dividend
Special dividend

* Proposed by the Board of Directors

ORKLA

The Orkla Group – strategic positions

Branded Consumer Goods	Aluminium Solutions	Solar Energy	Materials	Financial Investments
				
• The leading Nordic FMCG company with approx. 80 % of rev. from #1 brands • Growth ambitions in selected segments in Baltic/CIS/ CEE/India • 42.5 % in Jotun, a leading paint and coatings company in selected segments	• The world's largest aluminium profile company • #2 world wide position in heat transfer	• 39.73 % in REC • 100 % in Elkem Solar • Technological frontrunner in production of solar grade silicon and wafers	• Global leading producer of silicon and wood based chemicals • A competitive cost position in primary aluminium • A major player in the Nordic hydropower market	• One of the largest privately held Nordic equity portfolios

ORKLA

Financial performance

Terje Andersen
CFO

Group income statement Q4-07

Key figures *in NOK million*

1 Oct - 31 Dec	2007	2006	Change
Operating revenues	**18 135**	**14 580**	**24 %**
EBITA	**1 219**	**1 652**	**-26 %**
Amortisation intangibles	-63	-57	
Restructuring and significant impairment	-385	-388	
EBIT	**771**	**1 207**	
Associates	5	118	
Dividends and portfolio gains	694	1 768	
Net financial items	- 203	- 128	
Profit before tax	**1 267**	**2 965**	**-57 %**
Taxes	-207	-345	
Profit after tax	**1 060**	**2 620**	
Discontinued operations	**0**	**- 35**	
Profit for the year	**1 060**	**2 585**	
Minority interests' share of profit for the year	- 50	17	
Profit attributable to equity holders	1 110	2 568	
Earnings per share diluted (NOK)*	1.5	2.8	

* Excluding amortisation, restructuring and significant impairment and discontinued operation

ORKLA

Change in EBITA from Q4-06 to Q4-07


1 652
-173
-109
-92
-49
-10
1 219
Q4-06
Elkem and Borregaard Energy
Elkem Primary Aluminium
Orkla Branded Consumer Goods
Elkem Solar
Other
Q4-07

All figures in NOK million

ORKLA

Group income statement 2007

Key figures *in NOK million*

1 Jan - 31 Dec	2007	2006	Change
Operating revenues	63 867	52 683	21 %
EBITA	5 112	5 084	1 %
Amortisation intangibles	-230	-216	
Restructuring and significant impairment	-814	-388	
EBIT	4 068	4 480	
Associates	848	289	
Dividends and portfolio gains	4 703	4 040	
Net financial items	440	- 284	
Profit before tax	10 059	8 525	18 %
Taxes	-1614	-1346	
Profit after tax	8 445	7 179	
Discontinued operations	0	4 109	
Profit for the year	8 445	11 288	
Minority interests' share of profit for the year	46	52	
Profit attributable to equity holders	8 399	11 236	
Earnings per share diluted (NOK)*	9.0	7.3	

* Excluding amortisation, restructuring and significant impairment and discontinued operation

ORKLA

Orkla - Q-Cells put options

% in REC	Exercise period start	Exercise period end	Right of deferral*	Exercise price
4.00 %	09.02.2008	09.02.2009	1.5 years	70 NOK/per share
5.95 %	09.02.2008	09.02.2010	2.5 years	90 NOK/per share
5.95 %	09.02.2009	09.02.2010	2.0 years	90 NOK/per share
15.90 %				

* From start of exercise period

- Orkla has the right to postpone Q-Cells' right to put by an agreed number of days
  - Spread in exercise periods and deferrals gives flexibility
- These put options will be reduced or cancelled by Orkla if Q-Cells sells REC shares or Orkla can present Q-Cells to a buyer on certain terms after the dead period
- Calculated liability, Feb 2007: NOK -489 million, Q4-07: NOK -67 million, 13 Feb 2008: Approximately NOK -400 million

ORKLA

Cash flow 2007

Key figures *in NOK million*

1 Jan - 31 Dec	2007	2006
Cash flow from operations	**4 443**	**4 555**
Financial items, net	- 618	- 814
Cash flow from industrial activities	**3 825**	**3 741**
Cash flow from Financial Investments	**1 352**	**1 113**
Taxes paid and miscellaneous	- 957	-1 232
Cash flow before capital transactions	**4 220**	**3 622**
Dividends paid and share buybacks	-2 680	-1 862
Net expansion	-8 577	1 412
Net purchases/sales portfolio investments	1 821	1 710
Net cash flow	**-5 216**	**4 882**

ORKLA

Net gearing 0.3 per 31 Dec 2007


NOK billion
Net gearing
60
54
48
42
36
30
24
18
12
6
0
-6
2000
2001
2002
2003
2004
2005
2006
2007
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
Equity
Net interest-bearing liabilities
Net gearing

ORKLA



Orkla Financial Investments

ORKLA

Return on Share Portfolio +16.2 % in 2007



Portfolio OSEBX MSCI Nordic S&P 500
16.2 %
11.5 %
11.7 %
5.5 %
27.0 %
27.5 %
23.6 %
8.5 %
2007
2004-2007

Gains and dividends *in NOK million*

2007	1 Oct - 31 Dec	1 Jan - 31 Dec
Unrealised gains	- 204	-1 837
Net gains and losses	264	3 150
Change in fair value of associates	73	477
Dividend received	358	1 076
Tax and interest	- 698	- 592
Change in net asset value	-207	2 274
Market value portfolio	17 513	
Unrealised gains before tax	3 810	

- Released capital from financial assets in 2007 totalled NOK 4.6 billion

ORKLA

Orkla Finans and Orkla Real Estate

Orkla Finans

- Strengthened position
- Operating revenues increased by 22 %
- More uncertain market conditions in 2008

Orkla Real Estate

- Realised gain from sale of project at Fornebu, Oslo NOK 261 million

Profit before tax
in NOK million

1 Jan - 31 Dec	2007	2006	Change
Orkla Finans	216	178	21 %
Orkla Real Estate	360	145	148 %

ORKLA



Orkla Materials

ORKLA

Elkem – Lower profit in Q4

- Weak USD and higher raw material costs for primary aluminium
- Satisfactory results for the energy-operations
  - Down from exceptionally high trading results in Q4-06
- Rising prices for Silicon-related business in Q4
  - Good market prospects for silicon metal prices in 2008
- Elkem Solar expensed project costs of NOK 76 million in Q4
  - Total expensed project costs NOK 195 million in 2007
  - Estimated at approximately NOK 100 million per quarter in 2008

Elkem
in NOK million

1 Oct - 31 Dec Revenues	2007	2006	Change
Elkem	3 290	2 461	34 %
Energy	442	425	4 %
Primary Aluminium	679	638	6 %
Silicon-related	2 391	1 537	56 %
Eliminations	- 222	- 139	
EBITA			
Elkem	265	553	-52 %
Energy	173	322	-46 %
Primary Aluminium	20	129	-84 %
Silicon-related excl. solar	148	129	15 %
Elkem Solar	- 76	- 27	
EBITA margin	8.1%	22.5%	

ORKLA

Primary Aluminium – Weak USD and higher raw material costs hamper profitability in Q4

- USD/NOK weakened, effect on EBITA NOK 51 million
- Increased raw material costs
  - Alloy materials
  - New alumina contracts from 2007
- One-off effect of NOK 16 million due to Mosjøen anode start-up costs
- Loss on metal hedges NOK 75 million



EBITA per quarter - Primary aluminium
160
140
120
100
80
60
40
20
0
2004
2005
2006
2007

ORKLA

High LME but increased cost curve for aluminium

Income:

- Metal hedges reduce exposure to LME - USD 100 per MT, change in EBITA of NOK 25 million per year
  - Unrealised loss 2008: NOK 222 million
  - Unrealised loss 2009: NOK 223 million
  - Unrealised loss 2010: NOK 134 million
  - Unrealised loss 2011: NOK 32 million
- Historic weak USD – Change in USD/NOK by NOK 1, change in EBITA of NOK 40-50 million per quarter

Costs:

- Higher energy costs from 2008 (+NOK 100 million +, annually), but still favourable contracts to 2019
- Cost reduction due to savings on anodes, positive effect in 2008 NOK 60 million
- Peak bulk prices on transportation will affect 2008 negatively by NOK 20–25 million per quarter

ORKLA

Elkem – development projects enhancing value

	Solar	Primary Aluminium	Energy	Silicon-related
				
Positions:	• Technological frontrunner in production of solar grade silicon	• Competitive cost position	• Major player in Nordic hydro power market	• Global leading
Development:	• Start-up end of 2008 • Ramp-up during 2009	• New Anode factory will reduce cost base	• Sauda project – new capacity gradually on stream in Q3 (approx. 600 GWh)	• Continued strong end- markets • Restructuring and start-ups (Iceland, Salten and Bjølvefossen)

ORKLA

Borregaard – Improved profitability for Chemicals

- Favourable market conditions for lignin and speciality cellulose
- Higher wood and energy prices, weaker USD hamper profitability
- Large volume decline as expected, and lower prices for the energy operations

Borregaard
in NOK million

1 Oct - 31 Dec

Revenues	2007	2006	Change
Borregaard	1 194	1 237	-3 %
Energy	50	105	-52 %
Chemicals	1 191	1 160	3 %
Eliminations	- 47	- 28	
EBITA			
Borregaard	97	73	33 %
Energy	38	62	-39 %
Chemicals	59	11	436 %
EBITA margin	8.1%	5.9%	

ORKLA


JOTUN
JOTUN

Orkla Associates

ORKLA

Orkla Associates

REC

REC
in NOK million

1 Jan - 31 Dec	2007	2006	Change
Revenues	6 642	4 334	53 %
EBITDA	3 172	1 965	61 %
EBIT	2 588	1 574	64 %
Profit before tax	1 977	1 540	28 %

JOTUN

Jotun
in NOK million

1 Jan - 31 Aug	2007	2006	Change
Revenues	6 136	5 228	17 %
EBIT	701	528	33 %
Profit before tax	687	489	40 %

- Strong organic growth internationally
- Continued expansion in Asia with several new plants under construction (India, Korea and Libya)

ORKLA

Orkla Branded Consumer Goods

Torkild Nordberg
EVP


GRANDIOSA
Speltpizza!
NYHET
Sun
Alt i 1
Badam
Drink

Orkla Branded Consumer Goods - EBITA 12 month rolling


NOK million
2 800
2 400
2 200
2 000
1 800
1 600
1 400
1 200
Q1-02
Q3-02
Q1-03
Q3-03
Q1-04
Q3-04
Q1-05
Q3-05
Q1-06
Q3-06
Q1-07
Q3-07
Q1-08
Q3-08

ORKLA

Action plan proceeding as planned

1) Price increases for finished goods to offset hike in raw material prices, wages and energy costs
   - Raw material and other costs will continue to increase
   - Further price increases will be passed on

2) International operations
   - Superfish has been divested
   - Further structural changes initiated
   - Ongoing improvement projects in all three factories in Russia
   - New top management in International and SladCo

3) Bread and bakery operations in Norway
   - Adjustment of business model in progress

ORKLA

Orkla Brands – Satisfactory top line growth

- Underlying top line growth +3 % in Q4-07
  - + 4 % in 2007
- Profit decrease in Q4-07 compared with Q4-06 due to increased raw material costs
  - Price increases from 1 Feb 2008
- Strong focus on cost efficiency programmes

Orkla Brands
in NOK million

1 Oct - 31 Dec	2007	2006	Change
Revenues	1 986	2 085	-5 %
EBITA	308	329	-6 %
EBITA margin	15.5%	15.8%	



ORKLA

Orkla Foods – Decline in profit, but lower in relative terms compared with previous quarters

- Strong underlying growth for Orkla Food Ingredients + 7 %
- Weak performance for the bread and bakery operations
- Improved results for Orkla Foods International in Russia, India and the Baltic states

Orkla Foods
in NOK million

1 Oct - 31 Dec	2007	2006	Change
Revenues			
Orkla Foods	4 229	4 201	1 %
Nordic	2 540	2 598	-2 %
Ingredients	955	837	14 %
International	839	848	-1 %
Eliminations	- 105	- 82	
EBITA			
Orkla Foods	388	459	-15 %
Nordic	280	336	-17 %
Ingredients	68	72	-6 %
International	40	51	-22 %
EBITA margin	9.2%	10.9%	

ORKLA

New organisation: Strengthened multi local approach


ORKLA
Brands
Torkild Nordberg
Finance Director Harald Ullevoldsæter
Human Resources Director Anders Berglie
Corporate Affairs Director Håkon Mageli
Orkla Foods Nordic
Atle Vidar Johansen
Stabburet
Procordia Food
Abba Seafood
Orkla Foods Fenno-Baltic
Beauvais
Bakers
Orkla Brands Nordic
Jan Ove Rivenes
Lilleborg
Lilleborg Professional
Textiles
Snacks
Biscuits
Dietary supplements
Confectionery
Orkla Brands International
Paul Jordahl
Orkla Foods CEE
SladCo
Krupskaya
MTR Foods
Orkla Food Ingredients
Jorn Unneberg
Idun Industri
KåKå
Odense Marcipan
Credin Bageripartner
Credin Group
Dragsbæk Group
MiNordija

Launch: New Jif mopp system


Jif
MOPP
SYSTEM

ORKLA



ORKLA



Orkla Aluminium Solutions

Ole Enger
CEO Sapa

ORKLA

The Sapa growth story

	2007	2007/2008 →
Targets:	– Sapa and Alcoa establish world leading extrusion business	– Improve EBITA – margin to 5-6 % over a business cycle, 3 x asset turnover and ROCE at 15-20 % within 3 years – Balance portfolio between US, Europe and Asia
Actions:		– Restructuring within the company – Grow in Asia/China (Kam Kiu + Heath Transfer) – Convert from a product- to a solution driven company – Improve technical and manning productivity as well as EHS

ORKLA

Safety Year to Date December 2007: Sapa Group


Sapa Group Recordable Accidents
Per 1,000,000 hours
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2005
2006
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Sapa LWDR
Sapa TRR

LWDR: Lost Work Day accident Rate TRR: Total Recordable accident Rate

- 102 fewer people injured in 2007 compared to 2006

Communicated in Q3:
- Q4 will be influenced by:



- Weaker markets for Profile and Building System than Q4 last year
- Strong demand for Heat Transfer
- Restructuring costs for Sapa Profiles
- Further start-up/integration costs for Sapa Profiles

The U.S. slowdown, started with the housing downturn



Sapa Europe shipments (tonnes) by Market segment
2006
2007
Automotive
B & C
Industrial Prod
Comm Transport
Trading - Distribution

- Weakness in Building & Construction (B&C) now seen in Europe as well as U.S.
- 40-50 % of Sapa Profiles production is for B&C industry
- Sapa Profiles sales volume is impacted

ORKLA

Delivered Volumes - December
Sapa Europe profile companies 2003 - 2007



December shipments as % of total year
6.5%
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
5.5%
5.5%
6.0%
5.2%
4.2%
2003
2004
2005
2006
2007
Dec in % total year

- Relative December profile shipments were the lowest in the last 5 years

ORKLA

Summing up Q4

- The very low volumes in Q4 2007 were caused by three factors:
  - Low consumption
  - Destocking as a consequence of decline in aluminium prices
  - Fewer working days in December 2007 than in previous years

Underlying consumption is probably somewhat better than what shipments indicate

ORKLA

Restructuring decided in Q4

- Banbury plant in UK to be shut down
- Noblejas plant in Spain to be shut down
- Redd Team location in Florida, USA to be shut down
  - Parts of production moved to other Sapa locations in USA
- Magnolia plant in Arkansas, USA, extrusion activities scaled back, two presses and anodizing line shut down
  - Remaining extrusion only to serve fabricated products business
- Louisville plant in Kentucky, USA, 50 % volume reduction
  - Production rate to be reduced by 50 % and moved to sister plant in Monterey. Mexico
- Drunen plant in Netherlands to be streamlined
  - One press to be shut down
  - Parts of operations to be relocated to improve flow and free up part of land for sale

ORKLA

Effects of restructuring decided in Q4

- P/L effect of NOK 309 million in Q4, but cash positive due to freeing up capital and sales of land
- Production facilities will be scaled back or closed during first half 2008
- 600 employees affected
- Positive EBITA effect of restructuring towards end of 2008, full effect 2009
- Full EBITA effect on annual basis NOK 100 million/yr

ORKLA

Q4 results: Weak for Profiles, still strong for Building System and Heat Transfer

- Lower margins due to
  - Dilution effect from consolidation of Alcoa figures
  - Weaker markets in North America, and Europe (10 % & 3 % respectively vs. Q4 06)
  - Start-up cost. One off costs of NOK 60 million
- Continued positive growth for Heat Transfer and Building System

Orkla Aluminium Solutions
in NOK million

1 Oct - 31 Dec			
Revenues	**2007**	**2006**	**Change**
Orkla Aluminium Solutions	7 170	4 325	66 %
Sapa Profiles	5 624	2 905	94 %
Sapa HT and BS*	1 759	1 675	5 %
Eliminations	- 213	- 255	
EBITA			
Orkla Aluminium Solutions	205	236	-13 %
Sapa Profiles	19	109	-83 %
Sapa HT and BS*	186	127	46 %
EBITA margin	2.9%	5.5%	

* Sapa Heat Transfer and Building Systems

ORKLA

Orkla Aluminium Solutions
- Full year results 2007

Orkla Aluminium Solutions
in NOK million

1 Jan - 31 Dec **Revenues**	**2007**	**2006**	**Change**
Orkla Aluminium Solutions	**25 335**	**16 318**	**55 %**
Sapa Profiles	19 305	10 984	76 %
Sapa HT and BS*	7 060	6 425	10 %
Eliminations	-1 030	-1 091	
EBITA*			
Orkla Aluminium Solutions	**1 187**	**839**	**41 %**
Sapa Profiles*	590	442	33 %
Sapa HT and BS*	597	397	50 %
EBITA margin	**4.7%**	**5.1%**	

* Before restructuring costs of NOK 309 million

Including Sapa/Alcoa from June 2007

ORKLA

Profile shipments in Europe in January back to a more normal level, though lower than last year


January shipments
Kton
60
50
40
30
20
10
2004/Jan
2005/Jan
2006/Jan
2007/Jan
2008 / Jan
Europe
USA

- January profile shipments may be overstated just as December was understated

ORKLA

Q1-08 Sapa influenced by:

- Weaker for Profiles than in Q1-07, but better than in Q4-07
- Further start-up/integration costs for Profiles:
  - NOK 40-50 million per quarter related to implementation of Shared Service and cost cutting programmes in 2008
- Strong demand for Heat Transfer



The Kam Kiu Aluminium Group

- Strong foothold in China
- Letter Of Intent signed February 5, 2008
- Net sales approx. SEK 1 400 million
- Production level 60 Ktons/year
  - *Potential to double capacity with low capex*
- Estimated completion Q2-08



From products to solutions





Cost improvements:

- Restructuring
- Productivity
- Manning reductions

Growth initiatives:

- Kam Kiu Aluminium Group
- Organisational development
- Value added and expansion investments of NOK 300-500 million in 2008

• 5-6 % EBIT (15-20 % ROCE) in 3 years

ORKLA

Coming events

24 April 2008	Annual General Meeting
25 April 2008	Share quoted ex. dividend
6 May 2008	First quarter 2008 results
7 May 2008	Dividend payment
13 August 2008	Second quarter 2008 results

ORKLA

ORKLA

Appendix

Balance sheet 2007

Key figures *in NOK million*

	31.12.2007	31.12.2006
Intangible assets	16 626	17 571
Property, plant and equipment	21 481	16 568
Financial non-current assets	14 999	7 914
Non-Current assets	**53 106**	**42 053**
Assets held for sale		**113**
Inventories	8 533	6 510
Receivables	12 626	10 924
Share Portfolio etc.	17 559	18 224
Cash and cash equivalents	2 966	1 788
Current assets	**41 686**	**37 446**
Total assets	**94 792**	**79 612**
Paid-in equity	2 002	2 006
Earned equity	50 661	45 765
Minority interests	2 601	338
Equity	**55 264**	**48 109**
Provisions	6 142	5 308
Non-current interest-bearing liabilities	16 093	10 849
Current interest-bearing liabilities	3 188	3 552
Other current liabilities	14 105	11 794
Equity and liabilities	**94 792**	**79 612**
Equity to total assets ratio	58.3%	60.4%
Net gearing	0.3	0.2

ORKLA

Cash flow 2007

Key figures *in NOK million*

1 Jan - 31 Dec	2007	2006
Industry division:		
Operating profit	3 831	4 295
Amortisations, depreciations and write-downs	2 556	2 377
Changes in net working capital	- 286	- 770
Net replacement expenditure	-1 658	-1 347
Cash flow from operations	**4 443**	**4 555**
Financial items, net	- 618	- 814
Cash flow from Industry division	**3 825**	**3 741**
Cash flow from Financial Investments	**1 352**	**1 113**
Taxes paid and miscellaneous	- 957	-1 232
Cash flow before capital transactions	**4 220**	**3 622**
Dividends paid and share buybacks	-2 680	-1 862
Cash flow before expansion	**1 540**	**1 760**
Net expansion	-8 577	1 412
Net purchases/sales portfolio investments	1 821	1 710
Net cash flow	**-5 216**	**4 882**
Currency translation net interest-bearing debt	458	- 266
Change in net interest-bearing debt	**4 758**	**-4 616**
Net interest-bearing debt	**16 178**	**11 420**

ORKLA

Largest holdings in the Share Portfolio

Market value *in NOK million*

per 31 Dec 2007

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Tomra	Industry	922	5,3	14,5 %
Vimpelcom	Telecommunication	888	5,1	0,3 %
Hennes & Mauritz	Retailing	727	4,1	0,3 %
Fast Search	Systems Software	719	4,1	15,2 %
Rieber & Søn	Food	652	3,7	15,6 %
DnB NOR	Bank	623	3,6	0,6 %
Amer Group	Consumer Goods	524	3,0	5,0 %
StatoilHydro	Energy	464	2,7	0,1 %
Mobil Telesys	Telecommunication	372	2,1	0,1 %
Nokian Renkaat	Automobiles & Components	305	1,7	1,3 %
Total principal holdings		**6 197**	**35,4**	
Market value of entire portfolio		**17 513**		

ORKLA

Portfolio key figures

Key figures *in NOK million*

	31 Dec 07	31 Dec 06	Change 07
Market value portfolio	17 513	18 198	- 685
Unrealised gains before tax	3 810	5 647	-1 837
Share of portfolio invested			
- outside Norway	55 %	51 %	+4 % pts
- in listed companies	85 %	85 %	-0 % pts

ORKLA

Currency translation effects

in NOK million

Revenues	Q4-07	2007
Orkla Foods	-179	-82
Orkla Brands	-42	-6
Orkla Aluminium Solutions	-792	-856
Elkem	0	0
Borregaard	-55	-96
Total	**-1 068**	**-1 040**

EBITA	Q4-07	2007
Orkla Foods	-17	-16
Orkla Brands	-4	-3
Orkla Aluminium Solutions	-10	-8
Elkem	0	0
Borregaard	-5	-7
Total	**-36**	**-34**

ORKLA

Aluminium hedging at Elkem

Primary Aluminium - LME 3 month USD/MT


3 000
2 800
2 600
2 400
2 200
2 000
1 800
1 600
USD/MT
jan05
mai05
sep05
jan06
mai06
sep06
jan07
mai07
sep07
jan08

- Elkem Aluminium recorded a loss of NOK 75 million on its metal hedging in Q4-07 (50 % basis)
- At the end of the fourth quarter 361 000 MT of aluminium were sold forward at an average price of USD 1 959 per MT (100 % basis). Put options for 7 354 MT have been purchased at an average strike price of USD 1 730 per MT.
- Unrealised metal hedging losses total NOK 610 million (50 % basis, 01.01.08), distributed over 2008-2011

ORKLA

New reporting structure – Orkla Brands:

Orkla Brands
in NOK million

1 Jan - 31 Dec Revenues	2007
Orkla Brands	**22 253**
Orkla Foods Nordic*	9 548
Orkla Brands Nordic	7 666
Orkla Brands International	2 262
Orkla Food Ingredients	3 200
Eliminations	- 423
EBITA	
Orkla Brands	**2 218**
Orkla Foods Nordic*	893
Orkla Brands Nordic	1 218
Orkla Brands International	- 71
Orkla Food Ingredients	178
EBITA margin	**10.0%**

* Orkla Foods Nordic will include Orkla Foods Baltic (previously reported in Orkla Foods International), Revenues approx. NOK 250 million, and EBITA NOK 20 million in 2007.

ORKLA

Orkla Aluminium Solutions – Comparable figures for 2007

Orkla Aluminium Solutions - Comparable figures 2007
in NOK million

Revenues	Q1 2007	Q2 2007	Change
Orkla Aluminium Solutions	**9 151**	**8 820**	**4 %**
Sapa Profiles (Alcoa+Sapa Profiles)	7 703	7 211	7 %
Sapa Heat Transfer and Building Syste	1 778	1 857	-4 %
Eliminations	- 330	- 248	
EBITA			
Orkla Aluminium Solutions	**414**	**435**	**-5 %**
Sapa Profiles (Alcoa+Sapa Profiles)	286	292	-2 %
Sapa Heat Transfer and Building Syste	128	143	-10 %

ORKLA

Financial items

ORKLA

Financial items

Key figures *in NOK million*

1 Jan - 31 Dec	2007	2006
Net interest expenses	-704	-579
Currency gain/loss	32	-38
Other financial items, net*	1 112	333
Net financial items	**440**	**-284**

* Major effects in 2007:
- Gains from sale of shares in Mecom (NOK 311 million), financial interest in Good Energies' sale of REC shares (NOK 270 million) and interest in real estate projects on Fornebu (NOK 261 million)
- According to IFRS changes in the fair value of put options issued in REC must be recognised in the income statement NOK 422 million per year end 2007.

ORKLA

Equity and liabilities



NOK billion
60
54
48
42
36
30
24
18
12
6
0
-6
Net gearing
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Equity
Net interest-bearing liabilities
Net gearing

Figures as reported IFRS accounting from 2004

ORKLA

Debt maturity profile 31 Dec 2007



NOK million
Average maturity 5.3 years
6 000
5 000
4 000
3 000
2 000
1 000
0
2008
2009
2010
2011
2012
2013
2014
2017
Drawn amounts
Unutilised credit facilities

ORKLA

Funding Sources 31 Dec 2007



Unutilised credit facilities 39 %
Bonds and CPs 31 %
11.2
9.0
8.6
Banks 30 %

Figures in NOK billion

THE FOURTH QUARTER IN BRIEF

- Earnings per share for 2007 were NOK 8.2 compared to NOK 10.9 (NOK 6.9 adjusted for one-time effects related to the sale of Orkla Media) in 2006. The Board of Directors proposes to increase the dividend by 12.5 % to NOK 2.25.
- Group pre-tax profit in the fourth quarter ended at NOK 1,267 million (NOK 2,965 million)[1]. Realised portfolio gains were just under NOK 1.4 billion lower than in the fourth quarter of last year. For the full year, portfolio gains in 2007 were higher than in 2006.
- Orkla's fourth-quarter operating profit before amortisation, restructuring and significant impairments (EBITA), amounted to NOK 1,219 million (NOK 1,652 million)[1].
- Orkla Materials reported a NOK 264 million decline in profit compared with the fourth quarter of 2007. The expiry of power contracts at Borregaard and a significantly lower contribution to profit from power trading at Elkem represented a difference in profit totalling around NOK -170 million. A weak USD, the start-up of the anode factory in Mosjøen and higher raw material costs lowered profit for Elkem Aluminium by over NOK 100 million compared with last year.
- Orkla Branded Consumer Goods' profit performance was largely as expected and is still being negatively affected by the higher prices of factor inputs and challenging markets for some of the units in Orkla Foods. The improvement programme at Orkla Foods is being implemented on an ongoing basis, and the year-on-year difference in profit was relatively smaller in the fourth quarter than in the two preceding quarters.
- In Orkla Aluminium Solutions, the integration of Alcoa's extrusion operations is on track. Start-up and integration costs on the order of NOK 60 million were charged against fourth-quarter EBITA. A provision of NOK 309 million was also made under 'Restructuring and significant impairments' for restructuring production in the new Sapa AB. Heat Transfer and Building System continued to report profit growth.
- The contribution to profit from Orkla Associates was significantly higher in 2007 than in 2006. REC reported fourth-quarter EBITDA of NOK 848 million (NOK 676 million)[1], while Jotun continued to report good sales growth towards the end of the year.
- The return on the Share Portfolio in 2007 was 16.2 %, compared with 11.7 % for the Morgan Stanley Nordic Index and 11.5 % for the Oslo Stock Exchange Benchmark Index.

[1] The figures in brackets refer to the corresponding period of the previous year

KEY FIGURES FOURTH QUARTER FOR ORKLA ASA

	1.1.–31.12.		*1.10.–31.12.*	
Amounts in NOK million	**2007**	**2006**	**2007**	**2006**
Operating revenues	**63,867**	52,683	**18,135**	14,580
Operating profit (EBITA)*	**5,112**	5,084	**1,219**	1,652
Profit before taxes	**10,059**	8,525	**1,267**	2,965
Earnings per share diluted (NOK)	**8.1**	10.9	**1.1**	2.5
Cash flow from operations	**4,443**	4,555	**1,243**	1,964
Net interest-bearing debt	**16,178**	11,420		
Equity (%)	**58.3**	60.4		
Net gearing	**0.29**	0.24		

* Before amortisation, restructuring and significant impairments

OPERATING REVENUES


NOK million
20 000
16 000
12 000
8 000
4 000
0
12 498
12 954
12 651
14 580
13 888
14 049
17 795
18 135
1Q 2Q 3Q 4Q
2006
1Q 2Q 3Q 4Q
2007

EBITA*


NOK million
1 800
1 200
600
0
1 168
1 044
1 220
1 652
1 467
1 194
1 232
1 219
1Q 2Q 3Q 4Q
2006
1Q 2Q 3Q 4Q
2007

* EBITA = Operating profit before amortisation, restructuring and significant impairments

More information about Orkla is available at **www.orkla.com/ir**

FOURTH QUARTER 2007

THE ORKLA GROUP

Orkla's fourth-quarter operating revenues totalled NOK 18,135 million. Of the 24 % rise in sales, equivalent to NOK 3,555 million, NOK 2,969 million is ascribable to the former Alcoa units' contribution to the merger of Sapa's and Alcoa's extrusion businesses. The NOK was significantly stronger in the fourth quarter than it was last year against both the USD and EUR-related currencies, resulting in a negative currency translation effect of NOK 1,068 million on operating revenues. Full-year operating revenues totalled NOK 63,867 million, up 21 % from 2006. A substantial part of the increase in revenues is attributable to the merged extrusion business, where Alcoa's operations contributed sales of NOK 7,609 million in the last seven months of 2007. The full-year currency translation effect for 2007 amounted to a negative NOK 1,040 million.

Fourth-quarter EBITA totalled NOK 1,219 million (NOK 1,652 million)[1]. Currency translation effects amounted to a negative NOK 36 million for the quarter. Due to the expiry of power contracts and lower gains from power trading, Elkem's and Borregaard's energy businesses reported profit that was, in total, over NOK 170 million lower than in the very good fourth quarter of 2006. Elkem Aluminium had a weak quarter, posting profit that was around NOK 100 million lower than last year. Half of this difference is explained by the weaker USD against the NOK, but higher prices of factor inputs and non-recurring expenses related to the start-up of the new anode factory in Mosjøen also had a negative impact. Realised losses on aluminium hedges totalled NOK 75 million in the fourth quarter and NOK 375 million for the full year. Orkla Foods posted lower profit than last year in the fourth quarter as well, but the difference was somewhat smaller, relatively speaking, than in earlier quarters. Non-recurring expenses, totalling approximately NOK 60-80 million, related to the start-up and integration of Aloca's extrusion operations were charged against profit from Orkla Aluminium Solutions. Sapa Heat Transfer and Building System reported another good quarter and profit growth. Elkem's silicon business and Borregaard's chemical business also reported underlying growth driven by good markets. Full-year EBITA amounted to NOK 5,112 million, on a par with 2006. Currency translation effects on operating profit were a negative NOK 34 million for the full year 2007.

Work on restructuring production in the merged extrusion company, Sapa AB, is proceeding as planned, and a provision of NOK 309 million was made in the quarter under 'Restructuring and significant impairments', primarily relating to restructuring in the UK, Spain and the USA. In 2004, a provision of NOK 765 million was made for losses arising from, and the restructuring of, Borregaard's international fine chemicals business and Denofa's oil and fat business. This work has progressed as planned and the most important measures have been implemented. However, when all the processes, which involve operations in Norway, Italy, China and Brazil, have been concluded, the final costs may be slightly higher than initially estimated. It has therefore been decided to increase these provisions by NOK 75 million, which has been charged against 'Restructuring and significant impairments'.

Orkla's shareholding in REC (39.73 %) and Jotun (42.5 %) are presented according to the equity method on the line for associates. The contribution from REC to Orkla's profit was NOK -3 million in the fourth quarter (NOK 103 million)[1] , and NOK 607 million (NOK 128 million)[1] for the full year. The contribution from Jotun in 2007 was NOK 209 million (NOK 151 million)[1].

Realised portfolio gains totalled NOK 337 million in the fourth quarter (NOK 1,716 million)[1], while dividends received amounted to NOK 357 million (NOK 52 million)[1]. At year-end, the market value of the Share Portfolio was NOK 17,513 million, while unrealised gains totalled NOK 3,810 million. The return on the Share Portfolio was 16.2 % in 2007, compared with 11.7 % for the Morgan Stanley Nordic Index and 11.5 % for the Oslo Stock Exchange Benchmark Index.

In connection with the purchase of additional REC shares in the first quarter of 2007, Orkla issued three put options in REC to Q-Cells AG. Under IFRS, changes in the value of these options must be recognised in profit or loss as they occur, and in the fourth quarter the change in value amounted to an imputed financial cost of NOK -33 million.

Group earnings per share (diluted) were NOK 8.1 in 2007, compared with NOK 10.9 in 2006, when earnings per share were boosted by a one-off effect of NOK 4 per share from the sale of Orkla Media. Adjusted for discontinued business and amortisation, and for restructuring and significant impairments, earnings per share were NOK 9.0, up NOK 1.7 from 2006. The improvement on 2006 is primarily due to higher gains on the sale of financial assets and increased contributions to profit from associates. The tax charge for 2007 was 16.0 %. The Board of Directors proposes an ordinary dividend of NOK 2.25 per share for 2007, up from NOK 2.0 per share in 2006.

EVENTS AFTER THE BALANCE SHEET DATE

Since 31 December 2007, financial markets have declined and stock exchange values have dropped sharply. Solar shares in general and among them REC rose strongly in 2007, but have fallen significantly since year-end. Orkla presents its shareholding in REC as an associate. Apart from the change in the value of the put options commented on below, the fall in REC's share price will not directly affect Orkla's reported income statement and balance sheet.

However, the value of the put options in REC that Orkla issued to Q-Cells AG will be impacted by the fall in the REC share price. Under IFRS, changes in the value of these options must be recognised in profit or loss as and when they occur. A fall in REC's share price from NOK 276 as of 31 December 2007 to NOK 138.50 as of 13 February 2008 represents an imputed financial cost of approximately NOK -400 million.

The value of the Share Portfolio has also decreased as a result of the stock market decline. As of 13 February 2008 the return on the portfolio was -6.8 % and unrealised gains amounted to NOK 2,407 million.

If there is a material, permanent fall in the price of shares, they must be written down to their fair value in the income statement. The probability that certain shares may be written down in the first quarter of 2008 has therefore increased.

[1] Excluding acquisitions, divestments and currency translation effects

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.–31.12. 2007	1.1.–31.12. 2006	1.10.–31.12. 2007	1.10.–31.12. 2006
Operating revenues	**63,867**	52,683	**18,135**	14,580
Operating expenses	**(56,729)**	(45,800)	**(16,394)**	(12,465)
Depreciations and write-downs property, plant and equipment	**(2,026)**	(1,799)	**(522)**	(463)
Amortisation intangible assets	**(230)**	(216)	**(63)**	(57)
Restructuring and significant impairments	**(814)**	(388)	**(385)**	(388)
Operating profit	**4,068**	4,480	**771**	1,207
Profit from associates	**848**	289	**5**	118
Dividends	**1,076**	769	**357**	52
Gains and losses/write-downs Share Portfolio	**3,627**	3,271	**337**	1,716
Financial items, net	**440**	(284)	**(203)**	(128)
Profit before taxes	**10,059**	8,525	**1,267**	2,965
Taxes	**(1,614)**	(1,346)	**(207)**	(345)
Profit after taxes	**8,445**	7,179	**1,060**	2,620
Discontinued operations	**0**	4,109	**0**	(35)
Profit for the period	**8,445**	11,288	**1,060**	2,585
Minority interests' share of profit	**46**	52	**(50)**	17
Profit attributable to equity holders	**8,399**	11,236	**1,110**	2,568
Profit before tax, Industry division	**4,579**	4,150	**414**	1,020
Profit before tax, Orkla Financial Investments	**5,480**	4,375	**853**	1,945
Earnings per share (NOK)	**8.2**	10.9	**1.1**	2.5
Earnings per share diluted (NOK)	**8.1**	10.9	**1.1**	2.5
Earnings per share diluted (NOK)*	**9.0**	7.3	**1.5**	2.8

* Excl. amortisation, restructuring and significant impairments and discontinued operations

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and the same accounting policies and methods of computation are followed as compared with the most recent annual financial statements.

ORKLA BRANDED CONSUMER GOODS

- Raw material prices still rising and price increases have yet to take full effect for Orkla Foods
- Satisfactory underlying income growth for Orkla Brands, but operating profit slightly lower than in 2006 due to weaker margins.
- Improvement programmes and price increases are being implemented on an ongoing basis, and the goal of turning around the negative profit trend by the end of 2008 holds firm.

Fourth-quarter operating revenues for Orkla Branded Consumer Goods totalled NOK 6,177 million, 1 % lower than in the strong fourth quarter of 2006. Full-year revenues increased by NOK 855 million to NOK 22,253 million. EBITA amounted to NOK 696 million in the fourth quarter, compared with NOK 788 million in the same quarter of 2006. Full-year operating profit amounted to NOK 2,218 million, NOK 237 million lower than in 2006.

Orkla Foods

Fourth-quarter operating revenues amounted to NOK 4,229 million (NOK 4,201 million)[1]. This was an underlying[2] improvement of 0.6 % EBITA was NOK 388 million (NOK 459 million)[1], which was an underlying[2] decline of NOK 65 million (14 %).

Full-year operating revenues totalled NOK 14,725 million (NOK 14,266 million)[1], equivalent to an underlying[2] decline of 1.1 %. EBITA amounted to NOK 1,000 million (NOK 1,278 million)[1], which was an underlying[2] decline of NOK 299 million (23 %).

The prices of important raw materials continued to rise throughout the fourth quarter. A majority of the companies conducted price negotiations, but due to contractual factors the price increases did not take effect until late in the quarter and early 2008. Profit was also negatively affected by Bakers' performance (Norway), and by declining sales in Central and Eastern Europe, where further structural measures have been initiated with a view to improving financial performance.

Orkla Foods Nordic reported fourth quarter operating revenues of NOK 2,540 million (NOK 2,598 million)[1], which was an underlying[2] decline of 0.5 %. EBITA amounted to NOK 280 million (NOK 336 million)[1]. Procordia Food and Felix Abba achieved profit growth, while profit declined at Bakers, Abba Seafood, Stabburet and Panda.

Operating revenues for Orkla Foods International totalled NOK 839 million (NOK 848 million)[1], which was on a par with the fourth quarter of 2006 in terms of underlying performance. EBITA was NOK 40 million (NOK 51 million)[1]. Profit performance improved in the businesses in Russia, India and the Baltic States, but declined in Poland and Romania.

EBITA PER BUSINESS AREA[1]

	1.1.–31.12.		1.10.–31.12.	
Amounts in NOK million	2007	2006	2007	2006
Orkla Group	**5,112**	**5,084**	**1,219**	**1,652**
Orkla Branded Consumer Goods	**2,218**	**2,455**	**696**	**788**
Orkla Foods	1,000	1,278	388	459
Orkla Brands	1,218	1,177	308	329
Orkla Aluminium Solutions	**1,187**	**839**	**205**	**236**
Sapa Profiles	590	442	19	109
Sapa Heat Transfer & Building System	597	397	186	127
Orkla Materials	**1,732**	**1,804**	**362**	**626**
Elkem	1,363	1,438	265	553
Borregaard	369	366	97	73
Orkla Financial Investments	**237**	**185**	**55**	**87**
Orkla HQ/Other Business	**(262)**	**(199)**	**(99)**	**(85)**

[1] EBITA - Operating profit before amortisation, restructuring and significant impairments

See appendix for detailed split on operating revenues and EBITA.

Orkla Food Ingredients reported operating revenues of NOK 955 million (NOK 837 million)[1], which was an underlying[2] improvement of 7 %. EBITA totalled NOK 68 million (NOK 72 million)[1]. Profit improved in Norway and Sweden, but declined slightly in Denmark.

Orkla Brands

Orkla Brands' fourth-quarter operating revenues amounted to NOK 1,986 million (NOK 2,085 million)[1]. Revenues were negatively affected by the sale of Chips Food, and the underlying[2] revenues for the quarter were 3 % higher than in 2006. Lilleborg and Dietary Supplements reported lower revenues in the quarter, but this must be seen in conjunction with the strong growth achieved in 2006. The other businesses performed well, in particular Biscuits and Snacks.

At year-end, operating revenues totalled NOK 7,666 million, up NOK 416 million from 2006. Underlying[2] revenues rose about 4 % compared with 2006. Lilleborg and Dietary Supplements reported lower revenues, but all the other businesses achieved good growth.

Fourth-quarter EBITA totalled NOK 308 million, which is NOK 21 million lower than in the corresponding period of 2006. The main reason for this decline was the higher purchase and raw material prices paid by several of the businesses, coupled with underlying wage and cost growth. Active efforts are being made to achieve purchasing economies by carrying out Group-wide projects and improvements in all parts of the value chain. Furthermore, several of the businesses have agreed on price increases that will take effect on 1 February 2008. There are likely to be further price increases in 2008, but this will be assessed in the light of current cost trends.

At year-end, EBITA amounted to NOK 1,218 million, compared with NOK 1,177 million for 2006. This growth in profit is largely ascribable to good top-line growth for Snacks, Confectionery and Textiles. The full-year effect of expansion contributed favourably to the performance of Dietary Supplements, but underlying profit was somewhat lower than in 2006. This was largely due to stronger competition on the Norwegian market and some delivery problems in the fourth quarter. Lilleborg reported the greatest decline in profit, mainly explained by weaker margins due to higher cost prices combined with lower sales and increased competition in the dishwashing segment.

All in all, market shares improved slightly compared with 2006. Biscuits and Confectionery increased their market shares, while Lilleborg maintained its shares at the same level. Dietary Supplements' market share in Norway declined. The main launches in 2007 were Pierre Robert Tights and Socks, Sun Alti1 and new products in the Define hair care range.

ORKLA ALUMINIUM SOLUTIONS

- The consolidation of Alcoa's extrusion business has substantially boosted volumes and sales
- Weaker demand in Europe and the USA
- Non-recurring costs of approximately NOK 60 million were charged against operating profit for the merged extrusion business in the fourth quarter. An additional provision of NOK 309 million was made under 'Restructuring and significant impairments' for the announced restructuring of production
- Heat Transfer and Building System reported another good quarter with a 46 % rise in profit

For Sapa Profiles, the US market continued to weaken, primarily in the housing and transport sectors. There are also signs of weaker markets in Europe, particularly in the construction industry, while demand in the transport and engineering industries has remained relatively stable to date. The sluggish market trend is most noticeable in the UK, the Benelux countries and Spain, but there are signs of a decline in Germany as well.

In China, the domestic market remains solid. However, framework conditions for exports of low value-added products have been negatively affected by a recent change in tax rules, but this has little direct effect on Sapa's operations in China. Industrial production is still strong with robust growth in the automotive industry and adherent good growth in related exports.

Despite the weak market demand, the price level in the fourth quarter remained relatively stable and high prices continued to contribute favourably in the comparable Sapa units.

Fourth-quarter operating revenues totalled NOK 7,170 million (NOK 4,325 million)[1]. This 66 % increase is largely ascribable to the addition of Alcoa's operations and underlying[2] revenues were 4 % higher year-on-year. Fourth-quarter operating EBITA ended at NOK 205 million (NOK 236 million)[1]. Ongoing enhancement projects have continued to bring cost savings in the fourth quarter, while weaker demand for the extrusions business and higher costs related to the establishment of joint Sapa-Alcoa operations had a negative impact on profit. Full-year operating revenues ended at NOK 25,335 million (NOK 16,318 million)[1], while EBITA was NOK 1,187 million (NOK 839 million)[1]. Alcoa made a substantial contribution, amounting to NOK 7,609 million, to revenue growth in 2007.

Sapa Profiles reported fourth-quarter operating revenues of NOK 5,624 million (NOK 2,905 million)[1], of which NOK 2,969 million was contributed by former Alcoa units. EBITA in the fourth quarter amounted to NOK 19 million (NOK 109 million)[1]. Higher administration costs related to the establishment and start-up of the merged extrusions company, amounting to NOK 60 million, were charged against fourth-quarter profit. Underlying[2] operating profit for Sapa Profiles was approximately 20 % lower than in the fourth quarter of 2006, largely due to the decline in demand in the UK and the Benelux countries.

Sapa Heat Transfer and Building System reported operating revenues of NOK 1,759 million, up 5 % from the fourth quarter of 2006. Profit growth remained good in the quarter and EBITA amounted to NOK 186 million, compared with NOK 127 million in the same quarter of 2006.

Expenses totalling NOK 309 million related to the restructuring of extrusion operations in the UK, Spain and the USA were charged against 'Restructuring and significant impairments' in the fourth quarter.

ORKLA MATERIALS

- Expiry of Borregaard power contracts along with lower contributions from Elkem power trading lowered energy business profits from last year's particularly high figure.
- Weak profit performance at Elkem Aluminium driven by a weaker dollar and higher raw material costs.
- Satisfactory profit for Elkem's silicon-related units.
- Construction of Elkem Solar's industrial plant on schedule.
- Profit growth for Borregaard's chemicals business despite higher raw material and energy prices and unfavourable currency movements.

Orkla Materials posted fourth-quarter operating revenues of NOK 4,474 million (NOK 3,695 million)[1] and EBITA of NOK 362 million (NOK 626 million)[1]. Full-year operating revenues were NOK 14,891 million (NOK 13,798 million)[1] with operating profit at NOK 1,732 million (NOK 1,804 million)[1].

Elkem

Elkem's fourth-quarter operating revenues totalled NOK 3,290 million (NOK 2,461 million)[1]. EBITA was NOK 265 million, down NOK 288 million from NOK 553 million in the same period last year. Full-year operating revenues came to NOK 10,293, up from NOK 9,180 million in 2006. EBITA ended the year at NOK 1,363 million compared with NOK 1,438 million in 2006.

Profit for Primary Aluminium was down on the fourth quarter of 2006, largely due to a stronger NOK against the USD and higher raw material costs. Profit was also affected by the fall in the average price of aluminium for three-month delivery on the London Metal Exchange (LME) from USD 2,726 in the fourth quarter of 2006 to USD 2,495 in the same quarter of 2007. Primary aluminium prices were edging down towards quarter-end. A loss of NOK 75 million on metal hedges was realised in the quarter. Delivered volume totalled 80,000 tonnes. The new anode factory in Mosjøen underwent testing during the quarter, generating higher costs than it will under normal operation.

While the energy business reported satisfactory profit in the fourth quarter of 2007, profit from trading was significantly lower than the very strong figure recorded in the same period last year. Heavy precipitation and high reservoir inflow enabled hydropower production of 907 GWh for Elkem's operation in Norway in the fourth quarter, 70 GWh higher than in the same period last year. Production was curbed towards quarter-end when water conservation incentives were stronger. Elkem's resource situation was significantly stronger at the end of the fourth quarter than is normal for the time of year. The system price on the Nordic market rose through the quarter from 28.1 øre/kWh in October to 36.9 øre/kWh in December. The Saudefaldene development project, to be completed in the course of 2008, will increase capacity by a total of about 600 GWh per year.

Due to higher recognised costs at Elkem Solar, the silicon-related units reported somewhat weaker overall profit than in the fourth quarter of 2006. The market for silicon metal strengthened further in the fourth quarter while the market for ferrosilicon stabilised at the level in effect at the start of the quarter. The construction of the industrial plant for Elkem Solar at Fiskaa in Kristiansand continued to make good progress in the fourth quarter. Overall investment costs are expected to be as previously announced, and start-up is expected towards the end of the second half of 2008. Recognised costs for Elkem Solar were NOK 76 million in the fourth quarter, and are expected to rise due to the running-in of the plant to about NOK 100 million per quarter in 2008 until metal deliveries start towards the end of 2008.

Borregaard

Borregaard's operating revenues amounted to NOK 1,194 million in the fourth quarter of 2007 (NOK 1,237 million)[1], equivalent to an underlying[2] increase of 1 % compared with the same period last year. EBITA was NOK 97 million (NOK 73 million)[1]. Full-year operating revenues totalled NOK 4,637 million, equivalent to an underlying[2] increase of 1 % compared with 2006. EBITA was NOK 369 million (NOK 366 million)[1].

GROUP BALANCE SHEET

Amounts in NOK million	31.12. 2007	31.12. 2006
Intangible assets	**16,626**	17,571
Property, plant and equipment	**21,481**	16,568
Financial non-current assets	**14,999**	7,914
Non-current assets	**53,106**	42,053
Assets held for sale	**0**	113
Inventories	**8,533**	6,510
Receivables	**12,628**	10,924
Share Portfolio etc.	**17,559**	18,224
Cash and cash equivalents	**2,966**	1,788
Current assets	**41,686**	37,446
Total assets	**94,792**	79,612
Paid-in equity	**2,002**	2,008
Earned equity	**50,661**	45,765
Minority interests	**2,601**	336
Equity	**55,264**	48,109
Provisions	**6,142**	5,308
Non-current interest-bearing liabilities	**16,093**	10,849
Current interest-bearing liabilities	**3,188**	3,552
Other current liabilities	**14,105**	11,794
Equity and liabilities	**94,792**	79,612
Equity ratio (%)	**58.3**	60.4

CHANGE IN EQUITY

Amounts in NOK million	31.12. 2007	31.12. 2006
Equity 1 January	**47,773**	37,177
Profit for the year after minorities	**8,399**	11,236
Dividends	**(2,061)**	(1,643)
Buy back of own shares	**(566)**	(158)
Change in fair value shares	**(2,646)**	929
Change in fair value hedging instruments	**(14)**	(133)
Options costs	**25**	21
Gains on deemed disposals	**938**	-
Equity adjustments REC[1] and changes in accounting policies	**1,610**	-
Translation effects	**(795)**	344
Equity at end of period	**52,663**	47,773

[1] The adjustment in equity is largely due to the fact that Orkla did not participate in a share issue in 2006 in which the share issue price was higher than the price on which Orkla based the capitalised value of its REC holding.

CASH FLOW[1]

Amounts in NOK million	1.1.–31.12. 2007	1.1.–31.12. 2006	1.10.–31.12. 2007	1.10.–31.12. 2006
Industry division:				
Operating profit	**3,831**	4,295	**716**	1,120
Amortisation, depreciations and impairment charges	**2,556**	2,377	**591**	886
Changes in net working capital, etc.	**(286)**	(770)	**522**	142
Cash flow from operations before net replacement expenditures	**6,101**	5,902	**1,829**	2,148
Net replacement expenditures	**(1,658)**	(1,347)	**(586)**	(184)
Cash flow from operations	**4,443**	4,555	**1,243**	1,964
Financial items, net	**(618)**	(814)	**(340)**	(363)
Cash flow from Industry division	**3,825**	3,741	**903**	1,601
Cash flow from Orkla Financial Investments	**1,352**	1,113	**319**	(121)
Taxes paid	**(1,089)**	(1,607)	**(60)**	(448)
Other	**132**	375	**53**	125
Cash flow from capital transactions	**4,220**	3,622	**1,215**	1,157
Dividends paid	**(2,114)**	(1,704)	**(19)**	(6)
Net buy back own shares	**(566)**	(158)	**90**	13
Cash flow before expansion	**1,540**	1,760	**1,286**	1,164
Expansion investments, Industry division	**(2,964)**	(1,291)	**(835)**	(540)
Sold companies/share of companies	**1,900**	7,797	**87**	7,403
Acquired companies/share of companies	**(7,513)**	(5,094)	**71**	(1,560)
Net purchases/sales Share Portfolio	**1,821**	1,710	**408**	1,468
Net cash flow	**(5,216)**	4,882	**1,017**	7,935
Currency translation net interest-bearing debt	**458**	(266)	**(226)**	75
Change in net interest-bearing debt	**4,758**	(4,616)	**(791)**	(8,010)
Net interest-bearing debt	**16,178**	11,420		

[1] The cash flow is based on that Orkla Media is presented as discontinued operations in 2006

The company's chemicals business reported substantial profit improvement in the quarter. This was especially ascribable to good market conditions for lignin products, particularly in the construction industry, and to higher prices on important segments of speciality cellulose. Even so, the lignin business saw a somewhat lower sales volume than last year due to less demand in Asia and North America and some shortage of raw material supplies. Higher selling prices, a better product mix and lower fixed costs were partly offset by the volume decline and a weaker USD. Stronger demand and higher prices were seen for speciality cellulose, particularly cellulose used in textile production. However, profit growth was slowed by further increases in timber and energy costs and unfavourable currency conditions. The fine chemicals business in Norway and Italy performed less well than in the fourth quarter of 2006, while profit in the ingredients business was boosted by higher prices for aroma products. Omega-3 products showed a positive market development.

As expected, the energy business reported lower quarterly profit this year than last (NOK 38 million compared with NOK 62 million). This was due to smaller sales volumes following the winding down of the

DNN contract as from the start of the year, somewhat lower energy production by the company itself and lower prices. However, the contribution to profit from financial power trading was higher than in 2006.

ORKLA ASSOCIATES

Orkla Associates primarily consists of investments in the Renewable Energy Corporation ASA (REC) (39.73 % stake) and Jotun AS (42.5 % stake). REC and Jotun are presented in Orkla's financial statements using the equity method and Orkla's share of these companies' profit after tax is reported on the line for "Profit from associates" in the Group's financial statements. The figures below are on a 100 % basis.

REC posted fourth-quarter operating revenues of NOK 1,874 million (NOK 1,320 million)[1]. EBITDA was NOK 848 million compared with NOK 676 million in the fourth quarter of 2006. Full-year operating revenues were up 53 % at NOK 6,642 million (NOK 4,334 million)[1] and full-year EBITDA was up 61 % at NOK 3,172 million (NOK 1,965 million)[1].

REC continued to show strong growth in production and revenue both in fourth quarter and in 2007 as a whole. Strong market conditions have supported the revenue growth, although expansion projects and improved productivity continue to be the main contributors to growth. REC secured major new long-term contracts in all its business segments also in 2007, and has continued to develop an ambitious expansion program designed to take advantage of the growth opportunities. During the fourth quarter REC announced the selection of a site in Singapore for the establishment of a large integrated solar manufacturing complex, with the first investment decision expected in the second quarter 2008. In relation to the presentation of fourth quarter 2007, REC announced that embedded derivatives related to three long-term contracts denominated in USD were concluded not to fulfil the requirements for hedge accounting, the way they had been accounted for in three first quarters of 2007. The effect is that the losses have been recognized with at total of NOK 642 million in the income statement as a part of financial items. Consequently the full-year effect of this is charged against Orkla's fourth-quarter profit.

Jotun again achieved underlying growth in sales towards the end of 2007. Full-year operating revenues were up 15 % from 2006, accompanied by solid growth in both operating profit and pre-tax profit. All business areas recorded sales growth and profits on a par with or better than in 2006. However, persistent high raw material prices and a weaker USD reduced margins slightly in core areas. Jotun continues its international expansion and is building a new factory in India, and in 2007 decisions were taken to build new factories in Korea and Libya.

Hjemmet Mortensen AS was consolidated into Orkla as a joint venture (40 % financial ownership interest) and its figures are reported line by line under "Orkla HQ/Other business". Hjemmet Mortensen's fourth-quarter operating revenues (100 %) amounted to NOK 467 million (NOK 458 million)[1], while EBITA was NOK 67 million (NOK 69 million)[1]. Full-year operating revenues were NOK 1,743 million (NOK 1,664 million)[1], while EBITA came to NOK 257 million (NOK 285 million)[1]. Hjemmet Mortensen's EBITA to the Orkla Group was NOK 27 million (NOK 28 million)[1] for the fourth quarter, and NOK 103 million (NOK 114 million)[1] for the full year.

ORKLA FINANCIAL INVESTMENTS

Fourth-quarter profit before tax totalled NOK 853 million (NOK 1,945 million)[1].

For the full year the Share Portfolio showed a return of 16.2 %, compared with 11.7 % for the Morgan Stanley Nordic Index and 11.5 % for the Oslo Børs Benchmark Index. Net share sales in the quarter came to NOK 408 million, the largest transaction being the disinvestment from Håg. Realised portfolio gains came to NOK 337 million in the quarter (NOK 1,716 million)[1], while dividends received totalled NOK 357 million (NOK 49 million)[1]. At year-end the portfolio's market value was NOK 17,513 million and the profit reserve amounted to NOK 3,810 million.

Orkla Finans' fourth-quarter operating revenues totalled NOK 181 million (NOK 212 million)[1] and EBITA was NOK 42 million (NOK 87 million)[1]. Full-year operating revenues were NOK 599 million (NOK 492 million)[1], while EBITA was NOK 192 million compared with NOK 170 million in 2006.

Orkla Eiendom (real estate) posted pre-tax profit of NOK 17 million for the fourth quarter (NOK 90 million)[1]. The full-year pre-tax profit was NOK 360 million compared with NOK 145 million in 2006.

STRUCTURAL CHANGES

In June 2007 Orkla and Alcoa signed an agreement to merge their aluminium profile businesses to form a leading global company, Sapa AB. The opening balance for the new company was calculated on the basis of the balance sheet total on 31 May 2007. Orkla therefore consolidated the new company with effect from 1 June that year. A purchase price allocation analysis was performed which identified value shortfalls of the order of NOK 530 million in acquired plants. Goodwill totals just under NOK 400 million.

Additionally, Orkla's disinvestment from 100 % to about 54 % of the extrusion business entails an almost NOK 1.1 billion reduction in goodwill assigned to Sapa's extrusion business, while a gain of NOK 930 million is directly reflected in Group equity.

Since 1992 Egmont and Orkla have owned the shares of Hjemmet Mortensen AS on a 50-50 basis. In January 2008 an arbitration tribunal ruled that Egmont is entitled to take over Orkla's stake as a result of Orkla's sale of Orkla Media AS.

The share price is calculated on the basis of the company's profitability. As a result, Orkla's stake in Hjemmet Mortensen is classified as an associate in the year-end balance sheet. The investment is presented at book value of net assets and as such have the same value as if the equity method had been used.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities amounted to NOK 1,243 million in the fourth quarter, down NOK 721 million from the same quarter of 2006. Lower operating profit and higher maintenance investments are partially compensated for by reduced working capital in the quarter. Full-year cash flow from operating activities was NOK 4,443 million, marginally less than in 2006 (NOK 4,555 million)[1].

Fourth-quarter expansion investments totalled NOK 835 million, largely relating to Elkem. Elkem Solar and the hydropower development at Saudefaldene accounted for the largest outgoings. Full-year investments in new business totalled NOK 10.5 billion, gross, with the increased stake in REC, start-up of Elkem Solar, Elkem's hydropower development in Sauda and Elkem's anode factory in Mosjøen being the largest individual investments.

Net sales of portfolio shares in the fourth quarter totalled NOK 408 million (net sales of NOK 1,468 million)[1], while net sales of portfolio shares for the full year amounted to NOK 1,821 million (net sales of NOK 1,710 million)[1].

After expansion and net portfolio sales the Group had a positive net cash flow of NOK 1,017 million in the fourth quarter, while for the full year net cash flow was a negative NOK 5,216 million due to the substantial expansion measures. Net interest-bearing liabilities were reduced by NOK 791 million in the quarter to NOK 16,178 million at year-end.

The average borrowing rate for the Group's net interest-bearing liabilities in the fourth quarter was 4.8 %, and 76 % of net interest-bearing liabilities carried floating interest rates. For the full year the borrowing rate was 4.9 % on interest-bearing liabilities averaging NOK 15,988 million. The interest-bearing liabilities are mainly in SEK, EUR, DKK, and USD.

Balance sheet assets rose by just over NOK 15 billion in 2007, mainly as a result of the establishment of Sapa AB (NOK 5.8 billion), further investments in REC (NOK 6.9 billion) and expansion investments in Elkem (NOK 2.6 billion). The equity-to-assets ratio was 58.3 % at the end of 2007 compared with 60.4 % at end-2006.

OUTLOOK

Mounting turbulence and increased uncertainty in financial markets at the start of 2008 are expected to continue to impact negatively on the real economy in the US in particular, and growth in Europe and Asia alike is also expected to be somewhat lower this year than last.

In the short term sluggish business conditions in the US will affect Orkla mainly through an expectedly weaker trend in international equity and financial markets and through increased exposure to the US market for aluminium extrusions.

While the Nordic grocery market is expected to remain relatively stable, further increases in raw material prices will need to be compensated for by raising selling prices. Agreement structures in the retail industry entail a lag in putting price increases into effect, however. Further structural measures are under consideration outside the Nordic region, and Orkla Branded Consumer Goods aims to resume its positive profit trend in the course of 2008.

Orkla Aluminium Solutions expects a weaker market trend in the US and in due course in Europe too. Continued positive growth is anticipated in Asia, however. Sapa AB was formally established in June 2007 and the establishment and adaptation of a new and considerably larger organisation with its own systems and routines will entail comprehensive processes that will continue throughout 2008 and 2009. During this period increased investments and non-recurring expenses may incur.

While markets and prices for Orkla Materials were largely favourable at the start of 2008, the picture was dampened by unfavourable currency movements, particularly the weakening USD, and higher prices of inputs. Since, for historical reasons, Elkem Aluminium has sold significant parts of its volume over the next three years on forward contacts, it is set to realise prices significantly lower than the current LME price. A rising cost curve and a weak USD will therefore squeeze Elkem Aluminium's margin in the short term. Elkem's and Borregaard's energy businesses on the other hand are relatively unaffected by the growing uncertainty on the global markets.

The Group's total exposure to the USD and EUR is estimated at USD 500 million and EUR 200 million respectively.

The average borrowing rate rose by about 1 percentage point in 2007 compared with 2006. While increased credit margins due to volatile financial markets could bring further interest rate increases, the rate reductions seen in the US in the New Year could prompt lower rates in Europe, which would pull in the opposite direction. In the short term average borrowing rates can reasonably be assumed to remain more or less unchanged.

Oslo, 13 February 2008
The Board of Directors of Orkla ASA

APPENDIX: OPERATING REVENUES AND OPERATING PROFIT* PER BUSINESS AREA SEGMENT

OPERATING REVENUES

Amounts in NOK million	1.1.-31.12. 2007	1.1.-31.12. 2006	1.10.-31.12. 2007	1.10.-31.12. 2006
Orkla Group	**63,867**	**52,683**	**18,135**	**14,580**
Orkla Branded Consumer Goods	**22,253**	**21,398**	**6,177**	**6,249**
Orkla Foods	14,725	14,266	4,229	4,201
Orkla Foods Nordic	*9,291*	*9,283*	*2,540*	*2,598*
Orkla Food Ingredients	*3,200*	*2,857*	*955*	*837*
Orkla Foods International	*2,563*	*2,429*	*839*	*848*
Eliminations Orkla Foods	*(329)*	*(303)*	*(105)*	*(82)*
Orkla Brands	7,666	7,250	1,986	2,085
Eliminations Orkla Branded Consumer Goods	(138)	(118)	(38)	(37)
Orkla Aluminium Solutions	**25,335**	**16,318**	**7,170**	**4,325**
Sapa Profiles	19,305	10,984	5,624	2,905
Sapa Heat Transfer & Building System	7,060	6,425	1,759	1,675
Eliminations Orkla Aluminium Solutions	(1,030)	(1,091)	(213)	(255)
Orkla Materials	**14,891**	**13,798**	**4,474**	**3,695**
Elkem	10,293	9,180	3,290	2,461
Elkem Energy	*1,370*	*1,677*	*442*	*425*
Elkem Primary Aluminium	*2,657*	*2,590*	*679*	*638*
Elkem Silicon-related	*7,009*	*5,621*	*2,391*	*1,537*
Eliminations Elkem	*(743)*	*(708)*	*(222)*	*(139)*
Borregaard	4,637	4,658	1,194	1,237
Borregaard Energy	*177*	*428*	*50*	*105*
Borregaard Chemicals	*4,628*	*4,369*	*1,191*	*1,160*
Eliminations Borregaard	*(168)*	*(139)*	*(47)*	*(28)*
Eliminations Orkla Materials	(39)	(40)	(10)	(3)
Orkla Financial Investments	**933**	**763**	**241**	**261**
Orkla HQ/Other Business/Eliminations	**455**	**406**	**73**	**50**

OPERATING PROFIT*

Amounts in NOK million	1.1.-31.12. 2007	1.1.-31.12. 2006	1.10.-31.12. 2007	1.10.-31.12. 2006
Orkla Group	**5,112**	**5,084**	**1,219**	**1,652**
Orkla Branded Consumer Goods	**2,218**	**2,455**	**696**	**788**
Orkla Foods	1,000	1,278	388	459
Orkla Foods Nordic	*873*	*1,057*	*280*	*336*
Orkla Food Ingredients	*178*	*166*	*68*	*72*
Orkla Foods International	*(51)*	*55*	*40*	*51*
Orkla Brands	1,218	1,177	308	329
Orkla Aluminium Solutions	**1,187**	**839**	**205**	**236**
Sapa Profiles	590	442	19	109
Sapa Heat Transfer & Building System	597	397	186	127
Orkla Materials	**1,732**	**1,804**	**362**	**626**
Elkem	1,363	1,438	265	553
Elkem Energy	*648*	*711*	*173*	*322*
Elkem Primary Aluminium	*312*	*527*	*20*	*129*
Elkem Silicon-related	*403*	*200*	*72*	*102*
Borregaard	369	366	97	73
Borregaard Energy	*109*	*229*	*38*	*62*
Borregaard Chemicals	*260*	*137*	*59*	*11*
Orkla Financial Investments	**237**	**185**	**55**	**87**
Orkla HQ/Other Business	**(262)**	**(199)**	**(99)**	**(85)**

* Before amortisation, restructuring and significant impairments

ORKLA

APPENDIX: ORKLA ALUMINIUM SOLUTIONS - COMPARABLE FIGURES FOR 2007

OPERATING REVENUES

Amounts in NOK million	Q1 2007	Q2 2007
Sapa Profiles (Alcoa + Sapa Profiles)	7.703	7.211
Sapa Heat Transfer & Building System	1.778	1.857
Eliminations	(330)	(248)
Operating revenues	**9.151**	**8.820**

EBITA

Amounts in NOK million	Q1 2007	Q2 2007
Sapa Profiles (Alcoa + Sapa Profiles)	286	292
Sapa Heat Transfer & Building System	128	143
EBITA	**414**	**435**

ORKLA ALUMINIUM SOLUTIONS - SAPA GROUP AS REPORTET IN 2007

OPERATING REVENUES

Amounts in NOK million	Q1 2007	Q2 2007
Sapa Profiles	3.205	3.127
Sapa Heat Transfer & Building System	1.778	1.857
Eliminations	(330)	(248)
Operating revenues	**4.653**	**4.736**

EBITA

Amounts in NOK million	Q1 2007	Q2 2007
Sapa Profiles	222	235
Sapa Heat Transfer & Building System	128	143
EBITA	**350**	**378**

END